SatCon Technology Corporation

27 Drydock Avenue

Boston, MA  02210-2377

June 28, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Mr. Eric Atallah
Staff Accountant

Re:	SatCon Technology Corporation
Form 10-K for the year ended December 31, 2006
File No. 1-11512

Dear Mr. Atallah:

This letter is submitted on behalf of SatCon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on April 2, 2007 (the “Form 10-K”), as set forth in a letter dated June 14, 2007 to David E. O’Neil (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements and Supplementary Data, page 51

Note I.  Redeemable Convertible Series A and Series B Preferred Stock and Convertible Subordinated Debentures, page 80

Series B Convertible Preferred Stock, page 81

Comment No. 1

Please refer to prior comment 6.  As noted in our prior comment, we note that on page 83 you disclose that you accounted for the preferred shares and warrants under EITF 00-27 by “allocating the proceeds received net of transaction costs based on the relative fair value of the redeemable convertible Series B Preferred Stock and the warrants issued to the investors, and then to any beneficial conversion rights contained in the convertible redeemable preferred securities.”  Your response states that you reflect the preferred shares as a liability because you are accounting for those shares under paragraph 12 of SFAS 150.  Please respond to the following:

•                  Please tell us how you evaluated the terms of the notes under paragraph 12 of SFAS 150 and which subparagraph of paragraph 12 you believe applies to the instrument.  It appears, based upon your response, that the instrument will be settled in a fixed number of shares based upon $5,000 divided by the conversion price of $2.03 per share.  The example in Paragraph 12(a) of SFAS 150 refers to a fixed amount payable with a variable number of equity shares.

•                  Under paragraphs 23 and 24 of SFAS 150, you should measure the instrument at fair value with changes in fair value recognized in earnings.  Please tell us in reasonable detail why your accounting for this instrument under EITF 00-27 is appropriate if this instrument is a liability under SFAS 150.

Response to Comment No. 1

The Company’s prior response to the Staff’s prior comment #6 erroneously reported that the Company had been accounting for the Series B Preferred Stock under SFAS 150; in fact, as discussed below, the Company has been accounting for the Series B Preferred in accordance with Rule 5-02.28 of Regulation S-X , Topic D-98 and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.  The Company’s inaccurate initial response was based on a draft internal memorandum prepared in 2003 stating that the Company’s Series B Preferred Stock should be classified as a liability under SFAS 150.  Due to turn-over within the Company’s finance department since that time, no one with direct knowledge of the original accounting was available for clarification as to the initial accounting treatment followed.  We have subsequently discussed the original accounting treatment with former employees, as well as conducted our own reassessment of the accounting, and have concluded that SFAS 150 does not apply to the Series B Preferred Stock.  In fact, despite the draft internal memorandum’s indication that SFAS 150 applied to the Series B Preferred Stock, the Company has correctly been accounting for the instrument in accordance with Rule 5-02.28 of Regulation S-X and Topic D-98.  Additionally, we believe that because SFAS 150 is not applicable here, we have appropriately followed the provisions of EITF 00-27 as more fully discussed in our footnotes (specifically Note I to our Fiscal 2006 consolidated financial statements).

Rule 5-02.28 states that redeemable preferred stock must be classified outside of permanent equity if such stock, “…has any of the following characteristics: (1) it is redeemable at a fixed or determinable price on a fixed or determinable date or dates, whether by operation of a sinking fund or otherwise; (2) it is redeemable at the option of the holder; or (3) it has conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings.”  The Series B Preferred Stock does not have the characteristics of (1) or (2) of Rule 5-02.28.  However, the Series B Preferred Stock is conditionally redeemable upon occurrence of future events that are not solely within the control of the Company.  As described in our initial response #7, the Series B Preferred Stock is redeemable at the option of the holders upon a “Major Transaction.”  Because the Company does not solely control the occurrence or non-occurrence of certain major transactions, redemption of the Series B Preferred Stock is not solely within the control of the

Company and the Series B Preferred Stock should be classified outside of permanent equity.  As further described in our initial response #7, we intend in future filings to increase the disclosures related to the principal terms (including the contingent redemption provisions) of the Series B Preferred Stock.

As for the classification of the Series B Preferred Stock, we note that we have consistently classified this instrument in the liabilities section of the Company’s balance sheet notwithstanding the fact that Topic D-98 allows classification within temporary equity.  This includes treating any subsequent accretion or dividends as interest expense.  We believe this classification (which was apparently initially chosen simply to be conservative) meets the “outside of permanent equity” guidelines within Topic D-98.

*              *              *              *              *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2406.

Sincerely,

/s/ David E. O’Neil
David E. O’Neil
Vice President of Finance